Investment Managers Series Trust
803 W. Michigan Street
Milwaukee, Wisconsin  53233

July 8, 2009

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust (the “Trust”)
Form N-14 File Nos. 333-160451

Dear Sir or Madam:

Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated  into Investment Managers Series Trust Form N-14 Registration Statement filed with the Securities and Exchange Commission on July 6, 2009:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

If you have any questions or require further information, do not hesitate to contact the undersigned at (626) 914-2109.

Sincerely,

 /s/ Sardjono Kadiman

Sardjono Kadiman
Assistant Treasurer